[redacted]

08027877

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67012

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Zealous Capital Markets, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1800 Century Park East, Suite 220
(No. and Street)

Los Angeles (City) California (State) 90067 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Berkovits & Company, LLP
(Name – *if individual, state last, first, middle name*)

8211 West Broward Blvd. #340 Ft. Lauderdale, FL. 33324
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 27 2008
THOMSON FINANCIAL

SEC Mail Processing Section
FEB 29 2008
Washington, DC
111

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SD 3/25/08

OATH OR AFFIRMATION

I, Steven L. Thornton, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Zealous Capital Markets, LLC, as of December 31, 20 07, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Fin Op
Title

Notary Public

ELLEN S. RUBIN
Commission # 1516657
Notary Public - California
Los Angeles County
My Comm. Expires Sep 30, 2008

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ZEALOUS CAPITAL MARKETS, LLC
(Formerly Ault Glazer & Co., LLC)

FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION

FOR THE YEAR ENDED DECEMBER 31, 2007

ZEALOUS CAPITAL MARKETS, LLC

INDEX

BERKOVITS & COMPANY, LLP
CERTIFIED PUBLIC ACCOUNTANTS AND CONSULTANTS

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To the Member
Zealous Capital Markets, LLC.

We have audited the accompanying statement of financial condition of Zealous Capital Markets, LLC (the "Company") (formerly known as Ault Glazer & Co., LLC) as of December 31, 2007, and the related statements of operations, changes in member's equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Zealous Capital Markets, LLC as of December 31, 2007, and the results of its operations, and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information included in pages 15 through 17 of this document is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Berkovits & Company, LLP

Fort Lauderdale, Florida
February 18, 2008

8211 WEST BROWARD BOULEVARD • SUITE 340 • FORT LAUDERDALE, FLORIDA 33324
(BROWARD) (954) 475-3199 • (800) 689-3521 • FAX (954) 472-2308 (DADE) (305) 944-9326 • FAX (305) 402-3103
E-MAIL: blcpa@bl-cpa.com

Zealous Capital Markets, LLC
Statement of Financial Condition
As of December 31, 2007

Assets

Cash	$	436
Receivable from clearing broker		435,255
Financial instruments:		
Trading instruments, at fair value		464,051
Investment in fund, at cost		320,368
Other investments, at cost		112,500
Property and equipment, net		48,793
Loans and receivables		148,460
Deposit with clearing broker		129,881
Prepaid expenses		26,050
Other assets		180,966
Total Assets	$	1,866,760

Liabilities and Member's Equity

Accounts payable and accrued liabilities	$	91,631
Due to related parties		575,054
Total Liabilities		666,685
Member's Equity		1,200, 075
Total Liabilities and Member's Equity	$	1,866,760

The accompanying notes are an integral part of these financial statements.

Zealous Capital Markets, LLC
Statement of Operations
For the Year Ended December 31, 2007

REVENUES		
Private placement fees	$	200,600
Commissions		671,892
Principal transactions, net		(7,553)
Interest income		10,626
Total Revenues		875,565
EXPENSES		
General and administrative		306,599
Salaries and benefits		619,149
Professional fees		77,676
Rent		65,537
Management fee		200,000
Communications		9,281
Clearance and execution charges		152,671
Depreciation		9,759
Total Expenses		1,440,672
OTHER INCOME		37,389
Net Loss	$	(527,718)

The accompanying notes are an integral part of these financial statements.

Zealous Capital Markets, LLC
Statement of Cash Flows
For the Year Ended December 31, 2007

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net loss	$	(527,718)
Adjustments to reconcile net loss to net cash used in operating activities:		
Member's contribution by payment of expenses on behalf of the Company		200,000
Depreciation		9,759
Changes in operating assets and liabilities:		
Increase in receivables from clearing broker		(276,735)
Increase in loans and receivable		(120,821)
Increase in deposit with clearing broker		(26,819)
Increase in prepaid expenses		(26,050)
Increase in other assets		(180,966)
Decrease in accounts payables and accrued liabilities		(32,172)
Increase in due to related parties		611,106
Net Cash Used In Operating Activities		(370,416)
CASH FLOWS FROM INVESTING ACTIVITIES:		
Sale of financial instruments, net		196,704
Net Cash Provided by Investing Activities		196,704
CASH FLOWS FROM FINANCING ACTIVITIES:		
Member's contributions		150,000
Net Cash Provided by Financing Activities		150,000
Net Change in Cash		(23,712)
Cash, beginning of the year		24,148
Cash, end of the year	$	436
Supplemental disclosure of cash flow information:		
Interest paid	$	1,210
Supplemental disclosure of non-cash financing activites:		
Member's contribution of marketable securities	$	500,000

The accompanying notes are an integral part of these financial statements.

1 Organization and Summary of Significant Accounting policies

(a) Organization

Zealous Capital Markets, LLC ("The Company") was incorporated in Delaware on June 3, 2005, as Ault, Glazer, Bodnar Securities, LLC. On August 31, 2006 the Company changed its name to Ault Glazer & Co., LLC. Subsequently, on July 27, 2007, the Company changed its name again to Zealous Capital Markets, LLC. The Company is wholly owned by Zealous Holdings, Inc. ("The Parent")

The Company is a registered broker-dealer under the Securities Exchange Act of 1934 and is a member of The Financial Industry Regulatory Authority (FINRA). The Company is engaged in various financial services including investment banking and trading services as an introducing broker. The Company clears all securities transactions with a clearing broker on a fully disclosed basis, and thus is exempt from Rule 15c3-3 of the Securities and Exchange Commission ("SEC"), under paragraph (k)(2)(ii). Specifically, the Company raises capital for small and microcap public companies as well as select private issuers.

(b) Management Plans and Liquidity

As reflected in the accompanying financial statements, the Company has incurred approximately $528,000 of net losses and has used cash from operations of $ 1,818,000 since inception. The Company's operations have been funded primarily from capital contributions from the Parent. This raises substantial doubt about its ability to continue as a going concern. The ability of the Company to continue as a going concern is dependent on the Company's ability to raise additional capital and implement its business plan. The financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.

The Company's management and the Parent are committed to provide the necessary funding to the Company through December 31, 2008. Management anticipates that cash generated from operating activities, together with the additional funding commitments, will be sufficient to finance the Company's planned operations over the next twelve months.

(c) Accounting Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities, disclosure of contingent assets and liabilities, and the reported amounts of revenue and expenses during the period. Actual results may differ from those estimates.

1 Organization and Summary of Significant Accounting policies (continued)

(d) Securities Transactions and Revenue Recognition

Private placement fees arising from securities offering in which the Company acts as agent, along with fees earned from providing financial advisory services are recognized at the time the transaction is consummated.

Proprietary securities transactions, commission revenue and commission expense are recorded on a trade-date basis. Profits and losses arising from securities transactions entered into for the account and risk of the Company are recorded on a trade-date basis.

(e) Financial Instruments

Investments:

Trading instruments which primarily consist of publicly traded unrestricted securities are valued at the closing price on the financial reporting date. These instruments are recorded at fair value with unrealized gains and losses reflected in the current period's earnings. Fair values are generally based on prices from independent sources, such as listed market prices or price quotations.

Investment in fund is considered available for sale and is recorded at cost.

Other investments primarily consist of non-tradable debt which is convertible into stock and is reported at cost.

Due to the uncertainty inherent in the valuation process, estimates of fair value may differ significantly from the values that would have been used had a ready market for the securities existed, and the differences could be material. Additionally, changes in the market environment and other events that may occur over the life of the non-marketable securities may cause the gains or losses ultimately realized on these instruments to be different from the fair values currently assigned.

Other:

Other financial instruments consist of cash and cash equivalents, receivables from clearing broker, loans and receivables, deposits with clearing broker, accounts payable, accrued liabilities and due to related parties. The carrying values of these instruments approximate their fair values due to their relatively short lives to maturity. The carrying values of loans receivable approximate fair market value, as these amounts are due at rates which are compatible to market interest rates.

1 Organization and Summary of Significant Accounting policies (continued)

(f) Cash Equivalents

For purposes of the statement of cash flows cash equivalents usually consist of highly liquid investments which are readily convertible into cash with maturity of three months or less when purchased. Short-term financial instruments are not included as cash equivalents.

(g) Receivables and Allowance for Doubtful Accounts

Receivables include amounts due from broker-dealer transactions. The receivables from broker-dealer clients are principally for amounts due on cash and margin transactions. These receivables are reported at their outstanding principal balance, adjusted for any allowance for doubtful accounts.

The Company also makes loans or pays advances to certain employees, primarily for recruiting and retention purposes.

The Company reviews all its receivables and records an allowance for its doubtful accounts once it determines that specific accounts are uncollectible.

(h) Concentration of Credit Risk

The Company has no significant off-balance-sheet concentrations of credit risk such as foreign exchange contracts, options contracts or other foreign hedging arrangements. The Company maintains cash balances at several financial institutions which at times exceed federally insured limits.

The Company is engaged in trading and in a broad range of securities brokerage and investment services to a diverse clientele, as well as private placement fees to corporations and business in which the Company is acting as an agent. Counterparties to the Company's business activities include broker-dealers and clearing organizations, banks and other financial institutions. The Company introduces all of its securities transactions to clearing brokers on a fully disclosed basis. All of the customers' cash balances, as well as long and short equity positions are carried on the clearing brokers' books. The Company allows the clearing firm to extend credit to the Company's clientele, secured by cash and securities in the client's account. The Company's exposure to credit risk associated with non-performance by their customers and counterparties in fulfilling their contractual obligations can be directly impacted by volatile or illiquid trading markets, which may impair the ability of customers and counterparties to satisfy their obligations to the clearing brokers. The Company has agreed to indemnify its clearing brokers for losses they incur while extending credit to the Company's clients. It is the Company's policy to review, as necessary, the credit standing of their customers and each counterparty. Amounts due from customers that are considered uncollectible are charged back to the Company by the clearing brokers when such amounts become determinable.

1 Organization and Summary of Significant Accounting policies (continued)

(i) Property and Equipment

Property and equipment is stated at cost, net of accumulated depreciation. Depreciation charges are computed using the straight line method over the useful life of the assets which range from 3 to 7 years. Improvements to equipment that extend the useful life of the asset are capitalized and amortized over the remaining life of such asset. Maintenance and repairs that do not extend the life of the asset are charged to expense in the period incurred.

(j) Income Taxes

The Company is part of a group of affiliated companies, which join in filing consolidated Federal and California State returns. Pursuant to an informal tax allocation arrangement, the Company's Federal and State income tax liability was determined on a separate company basis through December 31, 2007. The member of the LLC is taxed on the Company's Federal and State taxable income.

Deferred tax assets and liabilities are determined based on the difference between the financial statement carrying amounts and tax bases of assets and liabilities using enacted tax rates in effect in the years in which the differences are expected to reverse. In addition, the Company also recognizes deferred tax assets for future tax benefits, to the extent that realization of such benefits is more likely than not.

At December 31, 2007, the Company recorded a deferred tax asset of approximately $692,000 which is primarily composed of net operating losses. The deferred tax asset has been offset by a full valuation allowance as it is more than likely the Company will not utilize its net operating loss.

(k) Computer Software

The Company follows Financial Accounting Standard Statement No. 86, "Accounting for the Costs of Computer Software to Be Sold, Leased, or Otherwise Marketed". This Statement specifies that costs incurred internally in creating a computer software product shall be charged to expense when incurred as research and development until technological feasibility has been established for the product. Technological feasibility is established upon completion of a detail program design or, in its absence, completion of a working model. Thereafter, all software production costs shall be capitalized and subsequently reported at the lower of unamortized cost or net realizable value. Capitalized costs will be amortized based on current and future revenue for each product with an annual minimum equal to the straight-line amortization over the remaining estimated economic life of the product once the product is in use. The Company has contracted externally to produce a completed platform which will also be offered to customers.

2 Receivable from clearing Broker

On September 1, 2006, the Company entered into a Clearing Agreement with Wedbush Morgan Securities, Inc. ("Wedbush"), on a fully disclosed basis to provide custodial and clearing services for the Company. These services include custody of customer securities and funds, providing written statements, confirmation of trades, account and security transfers, monitoring of compliance of Regulation T of the Federal Reserve Board regarding extension of credit, clearance and settlements of transactions, hypothecation and lending of securities, as well as all standard clearing firm and custodial services. The Clearing Agreement can be cancelled at any time for cause upon 30 day written notice by both parties. The Company is required to maintain $100,000 minimum deposit with the clearing broker, which is included in deposits with clearing broker in the accompanying statement of financial condition.

At December 31, 2007 the Company had approximately $435,000 of receivables from Wedbush which included fees and commissions.

3 Financial Instruments

Trading Instruments, at fair value:

Trading instruments which are maintained at Wedbush are comprised of the following:

Equity Securities:	
Securities of affiliated public Companies	$ 45,289
Corporate securities of non affiliated public companies	418,762
Total	$ 464,051

There are no securities which have been sold but not yet purchased as of December 31, 2007. Net unrealized gains related to open trading positions at December 31, 2007 were $57,428.

Investment in fund, at cost:

The investment in fund is comprised of cash contributions made at different times to a fund managed by a Company affiliate. Contributions to the Fund have been recorded at cost basis since certain shareholders of the Parent also have a significant interest in the Fund. On December 31, 2007, the Company entered into an Interest Purchase Agreement ("IPA") with a publicly traded company in the Pink Sheets Market which is headed by the Company's Chairman and chief Executive Officer. Under the IPA, the Company agreed to sell its rights, title and interest held in the fund amounting to $320,368 for the primary consideration of 16,018,400 shares of common stock in the publicly traded company at a conversion price per share of $0.02.

3 **Financial Instruments (continued)**

Other investments, at cost:

On November 21, 2007, the Company acquired for $112,500 a secured promissory note from an unrelated party, which is convertible into fully paid shares of common stock at $0.02 per share of Atlantic Syndication Network, Inc., (currently known as Zealous Trading Group, Inc.) a Bulletin Board public shell (the "Public Shell") into which the Company's Parent plans to merge (See note 10). The note which bears interest at 12% annually and matures on October 5, 2008 is carried at cost.

4 **Loans Receivables**

Loans and receivables at December 31, 2007 are comprised of the following:

Short-Term Receivables:		
Loan Receivable - Related Parties	$	17,533
Loan Receivable - Others		5,927
Total Short-Term Borrowings		23,460
Long-Term Receivables:		
Loan Receivable - Officers and Employees (1)		125,000
Total Long-Term Receivables		125,000
Total Loans and Receivables	$	148,460

(1) On December 10, 2007, the Company agreed to a full recourse promissory note with an employee. Within the agreement, there is a provision stating that termination of employee before December 10, 2009 would result in immediate full repayment of principal and interest.

5 **Other assets**

At December 31, 2007 the balance in this category consisted of a $150,000 deposit on an $814,000 contract for the development of software and other security deposits. The contract for the development of the commercial software which the Company plans to utilize as a trading platform is with an entity whose Chief Executive Officer is related to one of the Company's officers.

6 **Property and Equipment**

As of December 31, 2007, property and equipment consist of the following:

		2007	Estimated Useful Life
Furniture and Equipment	$	68,311	7
Less Accumulated Depreciation		(19,518)	
	$	48,793	

Depreciation expense was $9,759 for 2007.

7 Accounts payable and accrued liabilities

At December 31, 2007, the Company has included in accounts payable and accrued expenses approximately $40,000 of past due payroll taxes and penalties payable. Management of the Company has commenced making payments and indicated that such delinquent liabilities are expected to be paid as soon as possible.

8 Due to related parties

Due to related parties as of December 31, 2007 are comprised of cash advances and payments of expenses by the Parent and another subsidiary of the Parent to the Company. These advances are non-interest bearing with no specific repayment terms.

9 Net Capital Requirements

The Company is subject to SEC rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2007, the Company's net capital amounted to $254,851 which was $154,851 in excess of its required net capital of $100,000. The Company's aggregate indebtedness to net capital ratio was 2.62 to 1 at December 31, 2007.

10 Contingencies and Commitments

Operating leases:

In 2007, the Company executed a six month lease ending June 30, 2008, for office space in New York City. Under this lease agreement the Company is required to make monthly rent payments of $13,071 through June 2008.

Plan of merger:

On July 16, 2007, Atlantic Syndication Network, Inc., (currently known as Zealous Trading Group, Inc.) a Bulletin Board public shell (the "Public Shell") entered into an Agreement and Plan of Merger (the "Merger Agreement"), by and among its wholly owned subsidiary ASNI II, INC., a Delaware corporation (the "ASNI-II") and the Company's Parent.

The Merger Agreement provides that, upon the terms and subject to the conditions set forth in the Merger Agreement, the Parent will merge with and into the Public Shell, with the Parent as the surviving corporation of the merger (the "Merger"). As a result of the Merger, the Parent will become the wholly-owned operating subsidiary of the Public Shell. Each outstanding share of the Parent's common stock and preferred stock (other than dissenting shares) will receive 0.081530 shares of a newly issued class of the Public Shell's preferred stock (the "Convertible Preferred Stock") which is convertible at the option of the holder into 906.6 shares of the Public Shell's common stock. The Convertible Preferred Stock will grant the holders the right to vote each share of Cumulative Preferred Stock on any matter taken before the Public Shell's shareholders as

10 Contingencies and Commitments (continued)

a single class. The Cumulative Preferred Stock has voting rights which grant a holder Cumulative Preferred Stock the right to vote 10 times the number of shares of Common Stock that is convertible from the Cumulative Preferred Stock.

As a condition to the Merger, the Public Shell's stockholders will be asked to adopt the following proposals: (i) increasing the number of authorized shares of Public Shell Common Stock from 50,000,000 to 1.5 billion shares, (ii) authorizing a Certificate of Designations of the Public Shell Preferred Stock providing for a new series of Convertible Preferred Stock granting the holders the right to vote each share of Preferred Common Stock as if it were converted to ten shares of Common Stock, (iii) granting the Board of Directors of the Public Shell the power to issue blank check preferred stock of 10,000,000 shares authorized, (iv) authorizing a reverse split of the Public Shell Common Stock so that up to 12 issued and outstanding shares of Common stock be combined into one share of validly issued, fully paid, and non assessable share of Public Shell Common Stock after the effective time of the Merger and (v) such other changes to the Articles of Incorporation and/or By-Laws of the Public Shell that the Public Shell and Board of Directors of the Parent deem necessary to accomplish the transactions contemplated hereby.

Pursuant to the terms of the Merger Agreement, the Public Shell is subject to a "no-shop" provision, which restricts its ability to, among other things, solicit, discuss or negotiate alternative Public Shell Acquisition Proposals. The Public Shell is subject to a break up fee of $1,000,000 in the event it is in breach of the no-shop provision.

Employment agreements:

During 2007, the Company entered into an employment agreement with a Senior Managing Director that calls for $150,000 in annual compensation and the issuance of 100,000 options to purchase the stock of the Company's Parent. The agreement may be terminated by either party without cause, however, if terminated by the Company, the Company will be obligated to grant the employee twelve month salary payment and immediate vesting for all options then restricted.

11 Related Party Transactions

Members Equity:

During 2007, the Parent contributed $850,000 to capital. Of this amount $200,000 represents a management fee expense which was paid on behalf of the Company. In addition, the Parent contributed $500,000 of marketable securities.

11 Related Party Transactions (continued)

Investment in fund:

The Parent is affiliated with a managing member of, and investment advisor to, various investment funds. The Company's has an investment in one of the funds which is managed by the managing member. The investment is mainly comprised of cash contributions made at different times. Contributions to the Fund have been recorded at cost basis since certain shareholders of the Parent also have a significant interest in the Fund.

The managing member earns a 2% management fee on the invested assets, paid quarterly, in advance by the fund, subject to a hurdle calculation and loss carry forward provision. This investment has certain restrictions with respect to rights of withdrawal by the Company as specified in the agreement.

The Company earns commissions on the fund's securities transactions. For the year ended December 31, 2007 the Company earned approximately $13,500 in net commissions on such transactions.

Management Fee Agreement:

The Company has a formalized expense sharing agreement where the Parent furnishes office facilities and equipment for conducting the business of the Company. For these services, the Company incurred a management fee from the Parent in the amount of $200,000 for the year ended December 31, 2007. Payment of these management fees were waived by the Parent and, accordingly, these expenses are reflected as management fees in the statement of operations, with a corresponding credit to Member's Equity.

Zealous Capital Markets, LLC
Schedule I
Computation of Net Capital Under Rule 15c3-1
Of the Securities and Exchange Commission
As of December 31, 2007

NET CAPITAL		
Member's equity		$ 1,200,075
DEDUCTIONS AND CHARGES		
Non-allowable assets:		
Investments in related managed funds, at cost	$ 320,368	
Other investments, at cost	112,500	
Loans and receivables	148,460	
Property and equipment, net	48,793	
Prepaid expenses and other assets	207,016	
TOTAL DEDUCTIONS AND CHARGES		837,137
NET CAPITAL BEFORE HAIRCUTS ON SECURITIES POSITIONS		362,938
HAIRCUTS ON SECURITIES		
Marketable securities – common stock	108,087	
TOTAL HAIRCUTS ON SECURITIES		108,087
NET CAPITAL		$ 254,851
AGGREGATE INDEBTEDNESS (A.I.)		
Accounts payable and accrued expenses	$ 91,631	
Due to parent	260,350	
Due to affiliate	314,704	
TOTAL A.I.		$ 666,685
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
(a) Minimum net capital required (6 2/3% of total A.I.)		$ 44,446
(b) Minimum net capital required of broker/dealer		$ 100,000
NET CAPITAL REQUIREMENT (Greater of (a) or (b)		$ 100,000
EXCESS NET CAPITAL		$ 154,851
EXCESS NET CAPITAL at 1,000% (Net capital – 10% of A.I.)		$ 210,405
RATIO OF A.I. TO NET CAPITAL		2.62 to 1

No material differences exist between the above computation and the computation included in the Company's corresponding unaudited FORM X-17A-5 Part II filing.

See report of independent certified public accountants

Zealous Capital Markets, LLC
Schedule II
Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission
As of December 31, 2007

The Company claims exemption from the requirements of rule 15c3-3, under Section (k)(2)(ii) of the rule.

See report of independent certified public accountants

Zealous Capital Markets, LLC
Schedule III
Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission
As of December 31, 2007

The Company claims exemption from the requirements of rule 15c3-3, under Section (k)(2)(ii) of the rule.

See report of independent certified public accountants

BERKOVITS & COMPANY, LLP

CERTIFIED PUBLIC ACCOUNTANTS AND CONSULTANTS

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

To the Member of
Zealous Capital Markets, LLC

In planning and performing our audit of the financial statements and supplementary schedules of Zealous Capital Markets, LLC (the "Company") (formerly Ault Glazer & Co., LLC) (a wholly owned subsidiary of the Zealous Holdings, Inc.) for the year ended December 31, 2007, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.

2. Recordation of differences required by rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practice and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

8211 WEST BROWARD BOULEVARD • SUITE 340 • FORT LAUDERDALE, FLORIDA 33324
(BROWARD) (954) 475-3199 • (800) 689-3521 • FAX (954) 472-2308 (DADE) (305) 944-9326 • FAX (305) 402-3103
E-MAIL: bicpa@bl-cpa.com

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of management of the Member, the SEC, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specific parties.

Berkovits & Company, LLP

Fort Lauderdale, Florida
February 18, 2008